UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 CENTRAL PUERTO S.A

Relevant part of the Minutes of Central Puerto S.A. Board of Directors’ Meeting held on August 11, 2023

Minutes No. 380: In the City of Buenos Aires, on August 11, 2023, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets, with the presence of directors Miguel DODERO, José Luis MOREA, Diego PETRACCHI, Tomas WHITE, Marcelo Atilio SUVA, Martina BLANCO, Martín LHEZ, Jorge Eduardo VILLEGAS and Guillermo PONS. Also present are Messrs. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee. The Chairman informs that the Meeting is held via videoconference pursuant to Section 23 of CPSA’s Bylaws, which section states that the Board of Directors can hold meetings with members communicated via videoconference. There being enough quorum to hold the meeting, the meeting commences at 11 a.m. and the first point in the Agenda is open for discussion: Then, the (...) second item on the Agenda is open for discussion: 2) APPROVAL OF THE CONSOLIDATED INCOME STATEMENT, CONSOLIDATED COMPREHENSIVE INCOME STATEMENT, CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, CONSOLIDATED CASH FLOW STATEMENT, SUPPLEMENTARY NOTES, INDIVIDUAL INCOME STATEMENT, INDIVIDUAL COMPREHENSIVE INCOME STATEMENT, INDIVIDUAL BALANCE SHEET, INDIVIDUAL CASH FLOW STATEMENT AND BRIEF FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2023. Mr. Miguel DODERO asks Mr. Juan AVIGLIANO, Accounting and Accounts Payable Manager of the Company, to present the topic. Mr. Juan AVIGLIANO takes the floor and informs that the Board of Directors must consider and approve the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Shareholders’ Equity, the Consolidated Cash Flow Statement, Supplementary Notes, the Individual Income Statement, the Individual Comprehensive Income Statement, the Individual Balance Sheet, the Individual Cash Flow Statement, and the Brief for the six-month period ended June 30, 2023. Such documentation was previously known by the Board of Directors. After a short debate and after acknowledging the Statutory Audit Committee report and the reports by the Independent Auditors, the members of the Board of Directors unanimously approve the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Shareholders’ Equity, the Consolidated Cash Flow Statement, Supplementary Notes, the Individual Income Statement, the Individual Comprehensive Income Statement, the Individual Balance Sheet, the Individual Cash Flow Statement and Brief for the six-month period ended June 30, 2023. Mr. Miguel DODERO remains on the floor and informs the people present about the compliance status with General Resolution No. 611/12 of Comisión Nacional de Valores (Argentine Securities Commission). In that regard, Mr. Miguel DODERO informs that the Company is aware of the Reconciliation between the Professional Accounting Standards (NCP) and the International Financing Reporting Standards (IFRS) (the “Standards”), which apply to the investments that the Company keeps with Termoeléctrica Manuel Belgrano S.A., Termoeléctrica José de San Martín S.A., Central Vuelta de Obligado S.A., Transportadora de Gas del Mercosur S.A, CP Renovables S.A., Vientos La Genoveva S.A.U, Vientos La Genoveva II S.A.U. and Proener S.A.U., all Companies periodically monitored by the Company. Therefore, it can be concluded that all significant items with a different treatment from the Standards have been considered in the Reconciliation, and the Board of Directors of the Company unanimously approves the Reconciliation thereof. (…) There being no further business to transact, the meeting is adjourned at 12 p.m.

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 16, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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